UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 4, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Aruba Networks, Inc.

File No. 333-139419 & 1-33347 - CF#29054

_____

Aruba Networks, Inc. submitted an application under Rule 406 of the Act and Rule 24b-2 of the Exchange Act requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on December 15, 2006 as amended, and a Form 10-Q filed on December 4, 2009.

Based on representations by Aruba Networks, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.18	S-1	December 15, 2006	through October 1, 2013
10.19	S-1	December 15, 2006	through October 1, 2013
10.2	10-Q	December 4, 2009	through October 1, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel